Exhibit 12.1
JPMorgan Chase & Co.

Computation of ratio of earnings to fixed charges

Year ended December 31, 2004 (in millions, except ratios)

Excluding interest on deposits
Income before income taxes	$6,194

Fixed charges:
Interest expense	9,234
One-third of rents, net of income from subleases(a)	343

Total fixed charges	9,577

Add: equity in undistributed loss of affiliates	44

Earnings before taxes and fixed charges, excluding capitalized interest	$15,815

Fixed charges, as above	$9,577

Ratio of earnings to fixed charges	1.65

Including interest on deposits
Fixed charges, as above	$9,577
Add: interest on deposits	4,600

Total fixed charges and interest on deposits	$14,177

Earnings before taxes and fixed charges, excluding capitalized interest, as above	$15,815
Add: interest on deposits	4,600

Total earnings before taxes, fixed charges and interest on deposits	$20,415

Ratio of earnings to fixed charges	1.44

(a)	The proportion deemed representative of the interest factor.

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